FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated May 15, 2007 regarding the appointment of Class “A” Shares Director.

Item 1

Buenos Aires, May 15, 2007

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: Appointment of Class “A” Shares Director

We do hereby inform you that the shareholder NATIONAL STATE, on behalf of Class “A” shares has appointed Mr. Lic. Roberto Baratta, bearer of Nacional Identity Booklet “DNI” 23.416.515, as Regular Director to stay in office for the fiscal year 2007.

Sincerely yours.

For YPF S.A.

Walter Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 21, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer